Offering Statement for Members Mobile Inc.

("Members Mobile," "we," "our," or the "Company")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Members Mobile Inc.

   120 S. Shore Rd

   Dayville, CT 06241

Eligibility

2. **The following are true for Members Mobile Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   Issuer needs to certify.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Thomas Jannsen

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/01/2018	Present	Clean Energy Collective, LLC	CFO
02/01/2011	Present	Eagle Trace Consulting Corp	Founder & President
11/01/2013	06/01/2019	Ten Digit Communications LLC	Co-Founder & CFO
12/01/2023	Present	Members Mobile Inc.	VP of Finance & Treasurer

Thomas Jannsen, CPA, is VP of Finance and Treasurer of Members Mobile. Thomas is a financial executive with years of leadership experience as a CPA and corporate officer in both private and public companies. Thomas has strong growth-oriented finance and operations experience with a proven record of developing and implementing systems for growing enterprises. Thomas most recently served as CFO of a solar energy firm. Education: University of Wisconsin, Milwaukee, BBA Accounting, 1983 LinkedIn: https://www.linkedin.com/in/thomas-m-jannsen-cpa-3106a5a/

Name
Gary Brandt

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2008	Present	Blue Ridge Consulting, LLC	President & Founder
11/01/2013	07/24/2021	TEN DIGIT Communications LLC	CEO & Founder
09/12/2022	Present	Members Mobile Inc.	Co-Founder & Executive Chairman
01/01/2020	Present	Nifty 16 Productions LLC	Co-Producer

Gary Brandt is the Co-Founder and Executive Chairman of Members Mobile. As a visionary founder and CEO, Gary successfully built and sold TEN DIGIT Communications, a patented intelligent messaging platform designed to provide business phone lines with advanced smartphone functionality. In addition to being an experienced and successful entrepreneur, he brings decades of international and C-suite experience in both public and private companies demonstrating depth in strategy, finance, and operations, along with established relationships with the US sales and marketing ecosystem. Education: York University, Toronto, Ontario, Canada, Master Business Administration (MBA-Honors), 1985 Queen's University, Kingston, Ontario, Canada, Bachelor of Commerce (BCOM - Honors), 1980 LinkedIn: https://www.linkedin.com/in/garybrandt/

Name
Peter Nussbaumer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2023	Present	Airalo	Director of Networks
02/01/2012	01/01/2020	I-New Unified Solutions AG	CEO & Co-Founder
09/01/2022	Present	MVNO Academy	Co-Founder
11/01/2019	Present	Accelaration-2	Managing Partner & Co-Founder
12/30/2022	Present	Members Mobile Inc.	Co-Founder, COO, CTO

Peter Nussbaumer is Co-Founder, CTO, and COO of Members Mobile. Peter brings his established relationships on the network and technology platform side, as well as extensive operational experience and global product development credibility. He was the founder of one of the world's leading MVNE companies, I-NEW, which he successfully sold a few years ago. He has launched and operated many successful MVNOs worldwide. Peter has built a mobile virtual network enabler ("MVNE"), launching over

40 MVNOs globally. He established a mobile virtual network aggregator ("MVNA") in Europe. Peter launched the first digital brand in Bangladesh with Telenor (Skitto brand) and Spark Mobile's successful brand, Skinny, developing it from a low average revenue per user ("ARPU") to a premium ARPU. Peter is the Founder of the MVNO Academy, where he helps MVNOs improve their services, generate cross-sales income, and digitalize processes to stand out from competition. Peter owned MMS Mobile MVNO Austria from 2016 through his exit in 2019. Education: Higher Technical Educational Institute Eisenstadt, Austria, 1987-1992 SMA Vienna, Austria MBA, 2008-2013 LinkedIn: https://www.linkedin.com/in/peternussbaumer/

Name
Luis Jimenez-Tunon

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2017	07/01/2022	Pareteum Corporation	Independent Board Director
11/01/2017	12/01/2020	Eutelsat	Group EVP
06/01/2022	Present	Rovial Space	CEO & Founder
01/01/2017	Present	Red Queen Ventures	CEO & Founder
09/12/2022	Present	Members Mobile Inc.	CEO / President / Co - Founder

Luis Jimenez-Tunon is the CEO, President, and Co - Founder of Members Mobile. Luis is a highly-accomplished C-suite officer, board director, entrepreneur, and investor with 20+ years of success in highly-technological businesses, including telecom, mobile, digital, satellite, aerospace, IoT, SW, IT, cloud, and banking industries across global B2B and B2C markets. Education: Stanford University Graduate School of Business Stanford Executive Program (June 2016 - Sep 2016) Flagship General Management program of Stanford, comprising a very select group of top-executives worldwide. Three months full-time on Silicon Valley campus. EOI Business School, Madrid (Spain), Executive MBA (Nov 2008 - Jan 2010) Graduated top of class. Polytechnic University of Madrid (Spain) (Feb-2004 - Jun-2006) Post-degree Master in Satellite Communications Polytechnic Centre at University of Zaragoza (Spain) and Technical University of Denmark (DTU) in Lyngby, Copenhagen Master of Science (MSc.) in Telecommunications Engineering Awards and Other Merits: Best Mobile Operator in Spain Award for Lowi.esADSL Zone (Jan 2016) Best Mobile Operator in Spain Award for Lowi.esADSL Zone (Jan 2015) Stanford University Graduate School of Business Lifetime Alumnus (Aug 2016) Graduated top of class from EOI Business School Executive MBA Program (2010) Vodafone Global Hero Award (Jan 2009) Vodafone Rising Star Award (Jan 2008) National Award, Best Master Thesis in Spain, Innovation and Applied Telecommunications, XXIV Edition Spanish National Association and Professional College of Telecommunication Engineering (May 2004) Selected for participation at US Government International Visitors Program for Rising Stars (Jan 2004) Magna cum laude distinction from University of Zaragoza, High Polytechnic Centre (Jan 1997) LinkedIn: https://www.linkedin.com/in/luisjimeneztunon/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Brandt Enterprises Inc.

Securities:	550,000
Class:	Class A-1 Common Stock
Voting Power:	38.3%

Red Queen Ventures Holding SLU

Securities:	550,000
Class:	Class A-2 Common Stock
Voting Power:	38.3%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Members Mobile Inc. ("Members Mobile") was formed on September 12, 2022 in the State of Delaware and is currently headquartered in Dayville, Connecticut. Members Mobile is a mobile virtual network operator ("MVNO"). The Company's majority owned subsidiary, Members Mobile CUSO, LLC ("MM CUSO"), was formed on June 21, 2023 for the purpose of transacting business with credit unions ("CUs") and credit union support organizations ("CUSOs"). The Company and its subsidiary plan to partner with CUs and CUSOs to provide mobile phone services to members, providing flexibility and handheld access to CU products and services. Our mobile communication services set out to address the +130 million credit union members in the US through a targeted brand and service offering, including cross-selling with current financial products members are already getting from their current credit unions, and new ones we intend to jointly define. Credit unions are financial institutions in the US that provide financial services (e.g., loans, mortgages, etc.) to their members under potentially better terms than banks since credit unions are generally not-for-profit and belong to their members. There are approximately 5,000 credit unions in the US currently serving more than 130 million members. The goal of Members Mobile is to achieve at least one million mobile subscribers in five years by working with up to 100 credit unions. We believe that credit unions will benefit from Members Mobile because we aim to provide relevant savings to their members, which is aligned with credit unions' core mandate. Our mobility platform provides for a new digital engagement channel with their members, as well as a new point of convergence of their financial products and services, which are being disrupted by emerging fintech players. The richness of telecom data associated with Members Mobile's solution is strategic for the expansion and survival of credit unions' core

financial services. Members Mobile plans to provide its subscribers with a SIM card to be inserted into their phone in order to get mobile services (e.g., voice, SMS, data) as any other mobile operator would. We also intend to provide handset financing. We expect that credit unions would provide Members Mobile with lines of credit averaging $1,000,000 per credit union, which comes out to around $1,000 per subscriber. Members Mobile intends to operate as a mobile virtual network operator ("MVNO"), which utilizes a 4G/5G national network through a wholesale agreement with one or more of the existing telecom companies (e.g., T-Mobile, Verizon, AT&T, Dish) to access their coverage network. We have started negotiations of a mobile wholesale network access agreement with T-Mobile US, from which we have draft terms and a full integration model agreed. We are also in discussions with Dish. If and when such wholesale agreements are executed, Members Mobile intends to provide and market these mobile services to the +130 million credit union members with our own brand and priced plans via our mobile virtual network enablement ("MVNE") service platform. Members Mobile's leadership team brings an intimate knowledge of the telecom and mobile industry, particularly in MVNOs, as well as mobile operator marketing and digital technology platforms, having designed, launched, developed, and grown several successful mobile operators and brands to millions of subscribers and successful exits. Additionally, the team has strong ties within the credit union industry and is supported by a select group of credit union professionals who are active members of the Company's advisory board. We have obtained commitments from five credit union clients who have signed letters of intent ("LOIs"). We have secured mobile-enabling technology for the US market from a leading MVNE company called I-NEW, which was previously founded by our co-founder Peter. We have a Memorandum of Understanding ("MOU") in place and are in the process of negotiating the final terms and contract. We are now setting out to capitalize the Company to formally engage the team and kick off the operator launch process and technical interconnections. We expect to be ready for service ("RFS") across the US by mid-2024.

Members Mobile currently has 8 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Members Mobile Inc. speculative or risky:**
   1. Third parties might infringe upon our technology: We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings

against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

2. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

3. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

4. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.

5. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

6. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

7. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

8. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

9. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us: The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

10. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

11. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does

not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

12. The Company likely will not pay dividends for the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the offering.

13. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

14. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

15. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

16. We rely on third party network service providers to originate and terminate substantially all of our network calls. We leverage the infrastructure of third party network service providers to provide telephone numbers, public switched telephone network call termination and origination services, and local number portability for our customers rather than deploying our own network. This decision has resulted in lower capital and operating costs for our business in the short term but has reduced our operating flexibility and ability to make timely service changes. If any of these network service providers cease operations or otherwise terminate the services that we depend on, the delay in switching our technology to another network service provider, if available, and qualifying this new service could have a material adverse effect on our business, financial condition or operating results. While we believe that relations with our projected service providers will be good, there can be no assurance that these service providers will be able or willing to supply cost-effective services to us in the future or that we will be successful in signing up alternative or additional providers. Although we could replace our projected providers, if necessary, our ability to provide service to our subscribers could be impacted during this timeframe, and this could have an adverse effect on our business, financial condition or results of operations. The loss of access to, or requirement to change, the telephone numbers we provide to our customers also could have a material adverse effect on our business, financial condition or operating results. Due to our reliance on these service providers, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our service or another vendor's products, may result in the delay or loss of market acceptance of our products and any necessary revisions may force us to incur significant expenses. The occurrence of some of these types of problems may seriously harm our business, financial condition or operating results.

17. Decreasing telecommunications rates and increasing regulatory charges may diminish or eliminate any competitive pricing advantage that we seek to obtain. Decreasing telecommunications rates may diminish or eliminate the planned competitive pricing advantage of our services, while increased regulation and the imposition of additional regulatory funding obligations at the federal, state and local level could require us to either increase the retail price for our services, thus making us less competitive, or absorb such costs, thus decreasing our profit margins. International and domestic

telecommunications rates have decreased significantly over the last few years in most of the markets in which we operate, and we anticipate these rates will continue to decline in all of the markets in which we do business or expect to do business. Users who select our services to take advantage of the current pricing differential between traditional telecommunications rates and our rates may switch to traditional telecommunications carriers if such pricing differentials diminish or disappear, however, and we will be unable to use such pricing differentials to attract new customers in the future. Continued rate decreases would require us to lower our rates to remain competitive and would reduce or possibly eliminate any gross profit from our services. In addition, we may lose subscribers for our services.

18. The success of our Company is dependent on the growth and public acceptance of our services. Our future success depends on our ability to significantly increase revenues generated from our services. For certain users, aspects of our service may be different from the mobile service they were using. Our continued growth is dependent on the adoption of our services by our customers, and we cannot guarantee that our services will work 100% of the time or that our customers will be satisfied with the the services we provide. For example: Our emergency calling services may be different from what our customers expect. The failure of a customer to complete an emergency 911 call may have a detrimental impact on our business. Our customers may experience lower call quality than they are used to, including static, echoes, and delays in transmissions. Our customers may experience higher dropped-call rates than they are used to from other wireless carriers. Our customers cannot accept collect calls. Our customers cannot call premium-rate telephone numbers such as 1-900 numbers and 976 numbers. If customers do not accept the differences between our service and their previous telephone service, they may choose to return to their previous mobile service provider.

19. Operating internationally exposes us to additional and unpredictable risks. We plan to originate and terminate calls in many international markets. There are certain risks inherent in doing business on an international basis, including: • political and economic instability, including the risk of social unrest, war, civil war and armed conflict in the countries in which we operate; • uncertainty regarding the ability of our carrier partners to provide service in compliance with all laws, rules and regulations by foreign governments; • fluctuations in exchange rates; • potentially adverse tax consequences; and • potentially weaker protection of intellectual property rights.

20. Our services are subject to regulation, and future legislative, regulatory or judicial actions could adversely affect our business and expose us to liability. At the federal level in the U.S., the FCC has imposed certain telecommunications regulations on mobile telephone services including: Requirements to provide E911 service; Communications Assistance for Law Enforcement Act ("CALEA") obligations; Obligation to support Universal Service; Customer Proprietary Network Information ("CPNI") requirements; Disability access obligations; Local Number Portability requirements; Service discontinuance notification obligations; Rural call completion reporting and rules related to ring signal integrity. We seek to comply with all applicable regulatory requirements. We could, however, be subject to regulatory enforcement action if a regulator does not believe that we are complying with applicable regulations. The effects of future regulatory developments are uncertain. Future legislative, judicial or other regulatory actions could have a negative effect on our business. If we become subject to the rules and regulations applicable to telecommunications providers in individual states, we may incur significant litigation and compliance costs, and we may have to restructure our service offerings, exit certain markets, or raise the price of our services, any of which could cause our services to be less attractive to customers. In addition, future regulatory developments could increase our cost of doing business and limit our growth.

21. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

22. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

23. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

24. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

25. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been

registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

26. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

27. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

28. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

29. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

30. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

31. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Members Mobile Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Proceeds are planned to be used to fund: (a) technical development, including development of the customer-facing application and integration of our mobile services platform with credit union core systems; (b) initial network, platform, and licensing commitments; and (c) general and administrative expenses, including legal fees, marketing, and compensation for the initial core team.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,515
Compensation for Managers	$1,510	$217,285
Marketing	$1,500	$176,100
Technical Development Costs	$2,650	$315,100
Legal Costs	$750	$90,000
Network, Platform & Licensing	$3,100	$376,000
Total Use of Proceeds	**$10,000**	**$1,235,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Members Mobile Inc. must agree that a transfer agent, which keeps records of our outstanding Class A-3 Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $12.50 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
   The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

   ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A-1 Common Stock	550,000	550,000	Yes	Class A-1 common stock carries one vote per share. Common stock classes A-1 and A-2 will each be able to elect one director to the Board. Any remaining directors to the Board are elected by voting power of the outstanding shares of Class A-1 common, Class A-2 common, Class A-3 common and preferred stock.
Class A-2 Common Stock	550,000	550,000	Yes	Class A-2 common stock carries one vote per share. Common stock classes A-1 and A-2 will each be able to elect one director to the Board. Any remaining directors to the Board are elected by voting power of the outstanding shares of Class A-1 common, Class A-2 common, Class A-3 common and preferred stock.
Class A-3 Common Stock	8,500,000	335,000	Yes	Class A-3 common stock carries one vote per share.
Class A-4 Common Stock	400,000	0	No	
Preferred Stock	1,000,000	0	Yes	The holders of preferred stock shall be eligible to receive, if declared by the board, a dividend at the rate of 5% of its original issuance price. The holders of preferred stock will be entitled to cast the number of votes equal to the number of whole shares of common stock they would receive upon a conversion to common stock. Preferred stock is convertible into Series A-3 common stock at the holders election at a dilution protected 1:1 rate. Preferred stock have a liquidation preference over common stock of its original issuance price.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrant		600,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in its bylaws for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Michael Borden
Amount Outstanding:	$100,000
Interest Rate:	8.0%
Maturity Date:	Payable On Demand
Other Material Terms:	The Company received a loan of $100,000 in June 2023. The note bears interest at 8% per annum and is due after a term of 36 months in 2026. The holder of the note may convert the outstanding balance plus accrued interest into shares of the Company's common stock at a conversion price equal to the lesser of (i) 80% of the of the equity price of an equity raise of $2,500,000 or more within the next thirty-six (36) months following the date of the note or (ii) $20 per share. Accrued interest as of December 31, 2023 and December 31, 2022 was $4,647 and $0, respectively. Interest expense for the periods ended December 31, 2023 and December 31, 2022 was $4,647 and $0, respectively.

Creditor(s):	Red Queen Ventures Holding SLU
Amount Outstanding:	$8,397
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Creditor(s):	Brandt Enterprises Inc.
Amount Outstanding:	$99
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Creditor(s):	Set Sail, LLC
Amount Outstanding:	$1,411
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Creditor(s):	Acceleration-2 GmbH
Amount Outstanding:	$6,404
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Creditor(s):	Kades Brand Enterprises LLC
Amount Outstanding:	$1,981
Interest Rate:	0.0%
Maturity Date:	Payable On Demand

Creditor(s):	M3 Group, LLC
Amount Outstanding:	$106,653
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has Members Mobile Inc. conducted within the past three years?**

Date of Offering:	2023-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$3,350
Use of Proceeds:	During 2023, the Company issued 335,000 shares of Class A-3 common stock for gross proceeds of $3,350. 200,000 shares on January 31, 2023 85,000 shares on February 8th, 2023 2,500 shares on July 20, 2023 15,000 shares on August 15, 2023 10,000 shares on November 7, 2023 22,500 shares on December 7, 2023

Date of Offering:	2023-12-14
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$600,000
Use of Proceeds:	The Company has issued a warrant to its subsidiary, MM CUSO, for $600,000 of cash consideration. The warrant is exercisable into the Company's common stock if and upon a liquidity event, which is defined in the warrant agreement as the sale of all common shares or substantially all the assets of the Members Mobile, Inc. The warrant agreement stipulates an exercise price of the lesser of (i) 80% of the of the equity price of an equity raise of $2,500,000 or more or (ii) $20 per share. The Class B unit holders of MM CUSO have the exclusive right to any and all profits or profits associated with this warrant held in the Company.

Date of Offering:	2022-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$110
Use of Proceeds:	During 2022, the Company issued 550,000 shares of Class A-1 common stock and 550,000 shares of Class A-2 common stock at $0.0001 per share for gross proceeds of $110.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Members Mobile CUSO, LLC	Subsidiary	Warrants	$600,000
Red Queen Ventures Holding SLU	Stockholder	Debt	$8,397
Brandt Enterprises Inc.	Stockholder	Debt	$99
Set Sail, LLC	Stockholder	Debt	$1,411
Acceleration-2 GmbH	Stockholder	Debt	$6,404
Kades Brand Enterprises, LLC	Stockholder	Debt	$1,981
M3 Group, LLC	Stockholder	Debt	$106,653

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Members Mobile Inc. ("Members Mobile") was formed on September 12, 2022 in the State of Delaware and is currently headquartered in Dayville, Connecticut. Members Mobile is a mobile virtual network operator ("MVNO"). The Company's majority owned subsidiary, Members Mobile CUSO, LLC ("MM CUSO"), was formed on June 21, 2023 for the purpose of transacting business with credit unions ("CUs") and credit union support organizations ("CUSOs"). The Company and its subsidiary plan to partner with CUs and CUSOs to provide mobile phone services to members, providing flexibility and handheld access to CU products and services. Results of Operations: The Company is pre-revenue. Operating expenses for the year ended December 31, 2023 increased by $249,777 to $270,883, as compared to $21,106 reported for the period from September 12, 2022 (inception) to December 31, 2022. Interest expense for the year ended December 31, 2023 increased by $4,647 to $4,647, as compared to $0 reported for the period from September 12, 2022 (inception) to December 31, 2022. Miscellaneous income for the year ended December 31, 2023 increased by $733 to $733, as compared to $0 reported for the period from September 12, 2022 (inception) to December 31, 2022. Convertible Note Payable: The Company received a loan of $100,000 in

June 2023. The note bears interest at 8% per annum and is due after a term of 36 months in 2026. The holder of the note may convert the outstanding balance plus accrued interest into shares of the Company's common stock at a conversion price equal to the lesser of (i) 80% of the of the equity price of an equity raise of $2,500,000 or more within the next thirty-six (36) months following the date of the note or (ii) $20 per share. Accrued interest as of December 31, 2023 and December 31, 2022 was $4,647 and $0, respectively. Related Party Transactions: The Company also has amounts due to various stockholders recorded as related party payables for reimbursement of expenses paid by the related parties on behalf of the Company. The outstanding amount as of December 31, 2023 and December 31, 2022 was $124,946 and $21,547, respectively. The Company has engaged a marketing firm affiliated with a Class B member of MM CUSO to provide a wide range of services, which were recorded to operating expenses in the amounts of $84,303 and $0 for the periods ended December 31, 2023 and 2022, respectively. The outstanding balance as of December 31, 2023 and 2022 was $84,303 and $0, respectively, which is included in related party payables. These payables do not bear interest and are considered payable on demand.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

 CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Members Mobile Inc. needs to certify.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are the transcripts of the videos shown on the Company's offering page: (Video #1) Mobile phone users in the US are not satisfied. 48% say their phone plan is overpriced, 38% say they plan to switch in the next year, which means now is the perfect time for your credit union to offer a mobile plan that's not only affordable and reliable but able to help your members achieve financial wellness. Introducing Members Mobile, a proud Credit Union Service Organization that is the first and only mobile service plan created exclusively for credit unions and their community membership. Members Mobile is designed to attract younger, underbanked members and keep them engaged with a curated set of affordable smartphones and built-in services that deliver financial wellness education and guidance. Members Mobile is more than an affordable nationwide 5G mobile phone service; it's tomorrow's mobile fintech solution, and about 60% of members are willing to switch to a mobile phone service that partners with their credit union, and 43% of members surveyed can save over $540 per year. Members Mobile is the ultimate solution for digital membership that you can rely on, with easy and secure activation, 24/7 member support, regionalized marketing, and combined transactional and mobile data integration. Members Mobile has all the ingredients to succeed, plus your credit union may earn commission for each member onboarded and be able to use the mobile phone service as an effective tool to attract new members. But don't wait; the time is now. Credit unions representing over 500,000 members have agreed to participate. The future is calling; are you going to get that? (Video #2) With prices on the rise, expensive mobile plan costs, and never-ending bills, everybody wants and needs to save money. But that's not always easy, until now. Introducing Members Mobile, a comprehensive mobile smartphone plan you can get through your credit union. Here's how it works: Step one, get your SIM card from Members Mobile or your credit union. Step two, download

the Members Mobile app with a simple activation guide. Step three, insert the SIM card, confirm your membership. Step four, choose your plan and start saving. It's that easy, and if you ever need help, Members Mobile customer service will be there. Ask about Members Mobile at your credit union.

The following documents are being submitted as part of this offering:

Governance:
  Certificate of Incorporation: certificateofincorporation.pdf
  Corporate Bylaws: corporatebylaws.pdf
Opportunity:
  Offering Page JPG: offeringpage.jpg
Financials:
  Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.membersmobile.us

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.